                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 333-37945

PROSPECTUS

                               2,100,000 Shares

                            [LOGO OF DOCUMENTUM]
                                COMMON STOCK

                               ----------------

OF  THE 2,100,000 SHARES  OF COMMON STOCK OFFERED  HEREBY, 800,700 SHARES  ARE
 BEING  SOLD BY  THE  COMPANY AND  1,299,300  SHARES ARE  BEING  SOLD BY  THE
  SELLING  STOCKHOLDERS. SEE  "SELLING STOCKHOLDERS."  THE COMPANY  WILL NOT
   RECEIVE ANY  OF THE  PROCEEDS  FROM THE  SALE OF  SHARES BY  THE SELLING
    STOCKHOLDERS. THE  COMPANY'S  COMMON  STOCK IS  LISTED  ON  THE NASDAQ
     NATIONAL MARKET UNDER  THE SYMBOL  "DCTM." ON OCTOBER  30, 1997,
         THE LAST  SALE  PRICE OF  THE COMMON  STOCK AS  REPORTED
           ON THE NASDAQ NATIONAL MARKET WAS $29 3/4  PER SHARE.
                    SEE "PRICE RANGE OF COMMON STOCK."

                               ----------------

               THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
               SEE "RISK FACTORS" COMMENCING ON PAGE 5 HEREOF.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

                               ----------------

                             PRICE $29 3/4 A SHARE

                               ----------------

                                                      UNDERWRITING              PROCEEDS TO
                                          PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                                           PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
                                          --------   -------------- ----------- ------------
Per Share..............................    $29.75        $1.59        $28.16       $28.16
Total(3)...............................  $62,475,000   $3,339,000   $22,547,712 $36,588,288

--------
  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at $350,000.
  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 315,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $71,846,250, $3,839,850 and $31,418,112, respectively. See
      "Underwriters."

                               ----------------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about November 5, 1997, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER
                               BT ALEX. BROWN
                                                       DEUTSCHE MORGAN GRENFELL

October 30, 1997

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                --------------

                               TABLE OF CONTENTS

                                        PAGE                                                                PAGE
                                        ----                                                                ----
Incorporation of Certain Documents by                   Management's Discussion and Analysis of
 Reference.............................   2              Financial Condition and Results of Operations...... 15
Prospectus Summary.....................   3             Business............................................ 24
The Company............................   4             Management.......................................... 34
Risk Factors...........................   5             Selling Stockholders................................ 36
Use of Proceeds........................  12             Underwriters........................................ 38
Dividend Policy........................  12             Legal Matters....................................... 39
Price Range of Common Stock............  12             Experts............................................. 39
Capitalization.........................  13             Additional Information.............................. 40
Selected Consolidated Financial Data...  14

                                --------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997; and
(iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

  Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to Documentum, Inc. 5671 Gibraltar Drive, Pleasanton, California 94588-8547, Attention: Investor Relations (telephone: (510) 463-6800 or by electronic mail at inv.rel@documentum.com). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Document.

                                --------------

  Documentum(R), Documentum Workspace(R), DocPage Server, Documentum RightSite, Documentum SiteSpace, Documentum SmartSpace, Documentum ViewSpace and DocSolutions are trademarks of Documentum, Inc. All other trademarks or service marks appearing in this Prospectus are the property of their respective holders.

                                --------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                --------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  This following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriters."

                                  THE COMPANY

  Documentum, Inc. ("Documentum" or the "Company") develops, markets, delivers and supports object-oriented client/server and intranet software solutions that address the challenges of managing business-critical documents effectively across large enterprises. The Documentum Enterprise Document Management System ("EDMS") automates and accelerates the creation, modification, sharing, reuse, access and delivery of business-critical documents, Web pages and other information. Documentum solutions deliver several key business advantages, including heterogeneous information access, support of multiple formats, workflow/process automation, reusability/integrity of data, application integration and customization, and scalability for the entire enterprise--from hundreds to thousands of users.

  The Company has historically sold through its own direct sales force and, more recently, has added complementary indirect channels primarily consisting of systems integrators and distributors. The Company has 14 sales offices in the United States and three in Europe, six distributors in Europe, Asia-Pacific and Canada as well as strategic relationships with more than 30 systems integrators worldwide. The Company's customers represent a wide range of industries including pharmaceutical, chemical, manufacturing and engineering firms, including Compaq, Dow Corning Corporation, Ford Motor Company, General Motors, Glaxo-Wellcome, Halliburton, Hewlett-Packard, Kvaerner John Brown Systems Limited, The Monsanto Company and Pharmacia & Upjohn Inc.

                                  THE OFFERING

Common Stock offered........... 2,100,000 shares, including
                                800,700 shares by the Company and
                                1,299,300 shares by the Selling Stockholders
Common Stock to be outstanding
 after the offering............ 15,206,565 shares(1)
Use of proceeds................ For working capital and other general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol.. DCTM

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                      ------------------------ -----------------
                                       1994     1995    1996     1996     1997
                                      -------  ------- ------- -------- --------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Revenues............................  $10,373  $25,456 $45,302 $ 30,925 $ 52,016
Income (loss) from operations.......   (1,964)   1,489   4,631    2,656    5,496
Net income (loss)...................   (1,889)   1,260   4,484    2,751    4,591
Net income per share (2)............           $   .10 $   .30 $    .19 $    .31
Shares used to compute net income
 per share (2)......................            12,934  14,747   14,664   14,893

                                                            SEPTEMBER 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments........ $57,141    $79,339
Working capital..........................................  55,074     77,272
Total assets.............................................  87,188    109,386
Stockholders' equity.....................................  65,403     87,601

------
(1) Based on shares outstanding as of September 30, 1997. Excludes 3,768,177 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 1,853,536 shares of Common Stock were outstanding as of September 30, 1997.
(2) See Note 2 of Notes to Consolidated Financial Statements incorporated herein by reference for an explanation of the determination of the number of shares used to compute net income per share, and see also "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Accounting Pronouncements."
(3) As adjusted to reflect the sale of 800,700 shares of Common Stock offered by the Company hereby (at a public offering price of $29 3/4 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

  Documentum, Inc. ("Documentum" or the "Company") develops, markets, delivers and supports object-oriented client/server and intranet software solutions that address the challenges of managing business-critical documents effectively across large enterprises. The Documentum Enterprise Document Management System ("EDMS") automates and accelerates the creation, modification, sharing, reuse, access and delivery of business-critical documents, Web pages and other information. Documentum solutions deliver several key business advantages, including heterogeneous information access, support of multiple formats, workflow/process automation, reusability/integrity of data, application integration and customization, and scalability for the entire enterprise--from hundreds to thousands of users.

  In today's highly competitive marketplace, a key component of corporate success is the ability to leverage business-critical information to help shorten time to market, improve quality and enhance overall organizational effectiveness. During the 1980s and early 1990s, the proliferation of relational database management systems ("RDBMS"s), the growth of client/server computing and the rapid deployment of powerful PCs and workstations enterprise-wide, enabled the effective management of much of the structured business-critical data within large organizations. However, RDBMSs were not designed to manage the complexity and variety of unstructured data, a crucial element of intellectual capital. According to some industry reports, up to 80 percent of corporate data is unstructured. This data exists in hard copy as well as in a multitude of electronic data types. These data types exist in numerous formats on multiple software systems, running on a variety of geographically dispersed computing platforms, with little compatibility or data sharing capability between systems. As a result, large organizations need enterprise-wide solutions to enable them to effectively leverage the life cycle of the intellectual capital embodied in their business-critical documents.

  The Documentum EDMS family of object-oriented client/server and intranet software is designed to address the unstructured business-critical data management requirements of a business enterprise. Documentum's EDMS has three major product components: the DocPage Server (including RightSite), Documentum end-user products (WorkSpace, SmartSpace and ViewSpace), and Documentum integration tools for other enterprise applications and platforms, such as DocPage Builder. The DocPage Server provides a rich set of document management services and is the technology behind the Docbase, a unique document repository for managing business documents and their associated processes. Documentum's WorkSpace, SmartSpace and ViewSpace clients are graphical, drag-and-drop user environments that provide the appropriate DocPage Server and RightSite functionality to different classes of users. The DocPage Builder is an application development environment that enables users to customize screens and dialogues.

  The Company's objective is to be the leading worldwide supplier of enterprise document management software solutions. To achieve this objective, the Company's strategy includes extending its technology leadership, penetrating global industries vertically, delivering comprehensive solutions, leveraging its technology partnerships, focusing on enterprise deployments and utilizing multiple distribution channels. In particular, Documentum has identified strategic vertical markets with compelling business-critical needs for the Company's EDMS, namely, industries where more efficient management of unstructured business-critical information results in an immediate and substantial payback.

  The Company has historically sold through its own direct sales force and, more recently, has added complementary indirect channels primarily consisting of systems integrators and distributors. The Company has 14 sales offices in the United States and three in Europe, six distributors in Europe, Asia-Pacific and Canada as well as strategic relationships with more than 30 systems integrators worldwide. The Company's customers represent a wide range of industries including pharmaceutical, chemical, manufacturing and engineering firms, including Compaq, Dow Corning Corporation, Ford Motor Company, General Motors, Glaxo-Wellcome, Halliburton, Hewlett-Packard, Kvaerner John Brown Systems Limited, The Monsanto Company and Pharmacia & Upjohn Inc.

  The Company was incorporated in Delaware in January 1990. The Company's principal executive offices are located at 5671 Gibraltar Drive, Pleasanton, California 94588. Its telephone number is (510) 463-6800. The Company's home page can be located on the World Wide Web at http://www.documentum.com. As used in this Prospectus, the "Company" and "Documentum" refer to Documentum, Inc. and its subsidiaries.

                                 RISK FACTORS

  In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following Risk Factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. The sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this Prospectus contain forward-looking statements within meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the Risk Factors set forth below and elsewhere in this Prospectus.

  Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results. Prior growth rates in the Company's revenue and operating results should not be considered indicative of future growth, if any, or of future operating results. Future operating results will depend upon many factors, including the demand for the Company's products, the level of product and price competition, the length of the Company's sales cycle, the size and timing of individual license transactions, the delay or deferral of customer implementations, the budget cycles of the Company's customers, the Company's success in expanding its direct sales force and indirect distribution channels, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, levels of international sales, activities of and acquisitions by competitors, the timing of new hires, changes in foreign currency exchange rates, the ability of the Company to develop and market new products and control costs and general domestic and international economic and political conditions. The Company believes that fourth quarter revenues and earnings have historically been positively impacted by year-end customer buying patterns. This seasonality, which the Company believes is common in the software industry, typically results in first quarter revenues and earnings in any year being flat or lower than revenues in the immediately preceding fourth quarter. Moreover, the Company typically recognizes a substantial amount of its revenue in the last month, weeks or even days of each quarter. The Company's license sales generally reflect a relatively high amount of revenues per order and the number of large individual license sales has continued to increase. The loss or delay of individual orders, therefore, could have a significant impact on the revenues and quarterly results of the Company. In addition, the timing of license revenue is difficult to predict because of the length of the Company's sales cycle, which is typically six to twelve months from the initial contact. Because the Company's operating expenses are based on anticipated revenue trends and because a high percentage of the Company's expenses are relatively fixed, any shortfall from anticipated revenue or a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. As a result of these factors, operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore, due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the market price of the Company's common stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Lengthy Sales and Implementation Cycles. The license of the Company's software products is often an enterprise-wide decision by prospective customers and generally requires the Company to engage in a lengthy sales cycle (typically between six and twelve months) to provide a significant level of education to prospective customers regarding the use and benefits of the Company's products. Additionally, the size of the transaction and the complexity of the arrangement can also cause delays in the sales cycle. The implementation by customers of the Company's products involves a significant commitment of resources by such customers over an extended period of time and is commonly associated with substantial business reengineering efforts. For these and other reasons, the sales and customer implementation cycles are subject to a number of significant delays over which the Company has little or no control. Delay in the sale or customer implementation of a limited number of license transactions could have a material adverse effect on the Company's business, financial condition and results of operations and cause the Company's operating results to vary significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Product Concentration. To date, substantially all of the Company's revenues have been attributable to sales of licenses of the Documentum EDMS family of products and related services. The Company currently expects the Documentum EDMS family of products, and related services, to account for substantially all of its future revenues. As a result, factors adversely affecting the pricing of or demand for the Documentum EDMS products such as competition or technological change could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future financial performance will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of the Documentum EDMS family of products. There can be no assurance that the Company will continue to be successful in developing and marketing the Documentum EDMS products. See "Business--Product Development."

  New Products and Rapid Technological Change. The document management software and services market is characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, the life cycles of the Company's products are difficult to estimate. The Company's future success will depend in part upon its ability to enhance current products and to continue to develop and introduce new products that respond to evolving customer requirements and keep pace with technological developments and emerging industry standards, such as new operating systems, hardware platforms, user interfaces, the Internet, corporate intranets and relational database management system ("RDBMS") software. The Company's future success will also depend in part on its ability to execute on its strategy to develop whole-product solutions in certain target vertical industries. In addition, the Company's future success will depend in part upon its ability to maintain and enhance relationships with its technology partners, such as RDBMS vendors, in order to provide its customers with integrated product solutions. There can be no assurance that the Company will be successful in maintaining these relationships or in developing and marketing product enhancements or new products that respond to technological change, updates and enhancements to third party products used in conjunction with the Company's products, changes in customer requirements or emerging industry standards; that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements; or that any new products or enhancements that the Company may introduce will adequately meet the requirements of the marketplace and achieve market acceptance. Moreover, the Company has in the past experienced delays in the release dates of enhancements to its EDMS products. If release dates of any future EDMS enhancements are delayed or, if when released, fail to achieve market acceptance, the Company's business, financial condition and results of operations could be materially adversely affected. To date, the delays the Company has experienced have been minor in nature and are often the result of adding enhancements or functionality based upon customer feedback during beta product versions. These delays have generally not exceeded six months in duration from the Company's scheduled internal release dates; however, there can be no assurance that the Company may not experience future delays in product introduction. The inability of the Company, for technological or other reasons, to develop and introduce new products or enhancements in a timely manner in response to changing customer requirements, technological change or emerging industry standards, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products" and "--Product Development."

  Dependence on Emerging Markets. The market for document management software and services is intensely competitive, highly fragmented and subject to rapid change. The Company's future financial performance will depend primarily on growth in the number of document management applications developed for use in client/server environments. There can be no assurance that the market for document management software and services will continue to grow or that, if it does grow, organizations will adopt the Company's products. The Company has spent, and intends to continue to spend, significant resources educating potential customers about the benefits of its products. However, there can be no assurance that such expenditures will enable the Company's products to achieve any additional degree of market acceptance, and if the document management software and services market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations would be materially adversely affected.

  Intense Competition. The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open, client/server software solutions, and the Company's competitors offer a variety of products and services to address this market. The Company currently encounters direct competition from a number of public and private companies such as OpenText, PC DOCS, FileNet and Novasoft. Several competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than the Company.

  In addition, other enterprise software vendors, such as Microsoft, Oracle and Lotus (a division of IBM), may compete with the Company in the future. Like the Company's current competitors, many of these companies have longer operating histories, significantly greater resources and name recognition and a larger installed base of customers than the Company. Microsoft, Oracle, Lotus and other potential competitors have well-established relationships with current and potential customers and strategic partners of the Company, have extensive knowledge of the enterprise software industry and have the resources to enable them to more easily offer a single vendor solution. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than can the Company.

  The Company also faces indirect competition from systems integrators. The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these service providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and maintain effective, long-term relationships with these third parties, the Company's competitive position would be materially adversely affected. Further, there can be no assurance that these third parties, many of which have significantly greater resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

  The Company also expects that competition will increase as a result of software industry consolidations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations. See "Business--Competition."

  End User Customer and Industry Concentration. A relatively small number of end user customers account for a significant percentage of the Company's revenues. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the top five customers accounted for 34%, 20%, 37% and 60%, of license revenues, respectively. In addition, the Company's customers are somewhat concentrated in the process and discrete manufacturing, pharmaceutical and architectural engineering and construction industries. The Company expects that sales of its products to a limited number of customers and industry segments will continue to account for a high percentage of revenue for the foreseeable future. In addition, the future success of the Company will depend in part on its ability to obtain orders from new customers and its ability to successfully market its products to customers in new industry segments. The loss of a major customer or any reduction or delay in orders by such customers, or the failure of the Company to successfully market its products outside existing targeted industry segments, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Reliance on Certain Relationships. The Company has established strategic relationships with a number of organizations that it believes are important to its worldwide sales, marketing and support activities. The Company's relationships with indirect channel partners and other consultants provide marketing and sales opportunities for the Company's direct sales force, expand the distribution of its products and broaden its product offerings through product bundling. These relationships also assist the Company in keeping pace with the technological and marketing developments of major vendors, and in certain instances, provide the Company with technical assistance for the Company's product development efforts. There can be no assurance that any customer, systems integrator or distributor will continue to market or to purchase the Company's products. The failure by the Company to maintain these relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Marketing."

  Management of Growth; Dependence Upon Key Personnel. The Company's ability to compete effectively and to manage future anticipated growth will require the Company to expand, train and manage its employee work force. The Company's plans include hiring a significant number of highly-qualified technical, sales and managerial personnel. In particular, as part of the Company's strategy of delivering comprehensive solutions, the Company expects to hire additional professional service personnel in addition to the employees expected to join the Company in connection with the Company's pending acquisition of Workgroup Management, Inc. ("WMI"). Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain such key employees. See "Risks Associated with Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments," "Business--Sales and Marketing" and "Management."

  International Operations. The Company's sales are primarily to large multinational companies. To service the needs of such companies, both domestically and internationally, the Company and its support partners must provide worldwide product support services. As a result, the Company intends to continue expanding its existing international operations and enter additional international markets, which will require significant management attention and financial resources and could adversely affect the Company's operating margins and earnings, if any. The Company has offices in London and Paris and opened an office in Munich in October 1996. The Company operates its own European technical support operation, located in the London office, and recently expanded this operation into Munich. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, international license revenues represented 28%, 29%, 26% and 8% of the Company's total license revenues, respectively. In order to successfully expand international sales, the Company must establish additional foreign operations, hire additional personnel and develop relationships with additional international vendors. To the extent that the Company is unable to do so in a timely manner, the Company's growth, if any, in international sales will be limited, and the Company's business, financial condition and results of operations could be materially adversely affected. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for its products.

  Additional risks inherent in the Company's international business activities generally include currency fluctuations, unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of and the Company's limited experience in localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. To date, a significant portion of the Company's international revenues has been denominated in U.S. dollars. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in the currency exchange rates in the future will not have a material adverse impact on revenues from international sales and thus the Company's business, financial condition and results of operations. There can be no assurance that such factors will not have a material adverse effect on the Company's future international operations and, consequently, the Company's results of operations.

  Dependence on Proprietary Technology; Risks of Infringement. The Company's success is heavily dependent upon proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurances that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would adversely affect the Company's business, financial condition and results of operations. See "Business--Intellectual Property and Other Proprietary Rights."

  Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risk of Product Defects. Software products as complex as those offered by the Company frequently contain errors or failures, especially when first introduced or when new versions are released. Although the Company conducts extensive product testing, the Company has in the past released products that contain defects, and has discovered software errors in certain of its new products and enhancements after their introduction. For example, the Company experienced certain technical problems in the December 1994 release of its product that were corrected in its June 1995 release. The Company could in the future lose or delay recognition of revenues as a result of software errors or defects. The Company's products are typically intended for use in applications that may be critical to a customer's business. As a result, the Company expects that its customers and potential customers have a greater sensitivity to product defects than the market for software products generally. Although the Company's business has not been adversely affected by any such errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Product Development."

  Risks Associated with Acquisitions. As part of its business strategy, the Company expects to make acquisitions of, or significant investments in, businesses that offer complementary products and technologies. For example, the Company has entered into an agreement to acquire WMI. Such acquisition will, and any future acquisitions or investments would, expose the Company to the risks commonly encountered in acquisitions of businesses. Such risks include, among others, difficulty of assimilating the operations; information systems and personnel of the acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired employees and customers; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and customers as a result of any integration of new management personnel. There can be no assurance that any potential acquisition will be consummated or, if consummated, that it will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

  Control By Existing Stockholders. Upon completion of this offering, the Company's executive officers, directors and affiliated entities together will beneficially own approximately 21% of the outstanding shares of Common Stock (20% if the Underwriters' over-allotment option is exercised in full). In particular, upon completion of this offering, Xerox will own approximately 12 % of the outstanding shares of Common Stock (11% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, may be able to exercise some control over matters requiring stockholder approval, including the election of directors, and mergers, consolidations and sales of all or substantially all of the assets of the Company. This may prevent or discourage tender offers for the Company's Common Stock or changes in the control of the Company unless the terms are approved by such stockholders.

  Possible Volatility of Stock Price. The trading price of the Company's Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earning estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries and other events or factors. In addition, the stock market in general has experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to that of the Company and which have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

  Effect of Certain Charter Provisions: Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue any shares of Preferred Stock. Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation, including provisions that create a classified board of directors, and certain provisions of the Company's Amended and Restated Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company.

  Discretion as to Use of Proceeds. The primary purposes of this offering are to increase the Company's equity capital and to provide liquidity for certain of the Company's existing stockholders. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this offering other than for working capital and other general corporate purposes. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds from this offering. See "Use of Proceeds."

  Absence of Dividends. The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Under the terms of the Company's bank line of credit, the Company may not pay any dividends on its capital stock without the bank's prior written consent.

  Shares Eligible for Future Sale; Registration Rights. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 15,206,565 shares of Common Stock outstanding, all of which will be freely tradeable in the public market, subject to limitations on sales of shares held by "affiliates" of the Company as defined in Rule 144 promulgated under the Securities Act. However, the officers, directors and certain other stockholders of the Company, who together will hold 2,889,484 of the outstanding shares upon completion of this offering, have agreed not to sell their shares without the consent of Morgan Stanley & Co. Incorporated for a period of 90 days from the date of this Prospectus. In addition, Xerox is entitled to certain rights with respect to the registration for offer or sale to the public of the 1,769,863 shares to be held by Xerox or its affiliates following the completion of this offering. In addition, the Company has registered or will register an additional 3,768,177 shares of Common Stock reserved for issuance under its employee benefit plans. See "Selling Stockholders."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 800,700 shares of Common Stock offered by the Company hereby are estimated to be approximately $22.2 million ($31.1 million if the Underwriters' over-allotment option is exercised in full) at a public offering price of $29 3/4 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

  The principal purposes of this offering are to increase the Company's equity capital and to provide liquidity for certain of the Company's existing stockholders. The Company intends to use the net proceeds of this offering primarily for working capital and other general corporate purposes. In addition, the Company may make one or more acquisitions of complementary technologies, products or businesses that broaden or enhance the Company's current product offerings. However, except for the proposed acquisition of WMI, the Company has no specific agreements or commitments, and is not currently engaged in any negotiations for any such acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments." Pending the uses described above, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities. See "Risk Factors--Discretion as to Use of Proceeds."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Under the terms of the Company's bank line of credit, the Company may not pay any dividends on its capital stock without the bank's prior written consent.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "DCTM." The Company completed the initial public offering of its Common Stock on February 5, 1996, at a price to public of $24 per share. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market:

                                                                HIGH      LOW
                                                               ------- ---------
     Fiscal 1996:
       First Quarter (from February 5, 1996).................. $40     $28
       Second Quarter.........................................  46 1/2  29 7/8
       Third Quarter..........................................  33      22 1/4
       Fourth Quarter.........................................  41 1/2  30 1/2
     Fiscal 1997:
       First Quarter.......................................... $38     $13 13/16
       Second Quarter.........................................  26      13 3/4
       Third Quarter..........................................  39      24 3/8
       Fourth Quarter (through October 30, 1997)..............  33 3/4  26

  On October 30, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $29 3/4 per share. At September 30, 1997, the Company had approximately 335 holders of record of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to give effect to the sale of the 800,700 shares of Common Stock offered by the Company hereby (at a public offering price of $29 3/4 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom.

                                                           SEPTEMBER 30, 1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS,
                                                           EXCEPT SHARE DATA)
Stockholders' equity:
  Preferred Stock, $.001 par value; 5,000,000 shares au-
   thorized, no shares issued and outstanding, actual and
   as adjusted............................................ $   --     $   --
  Common Stock, $.001 par value; 35,000,000 shares autho-
   rized, 14,405,865 shares issued and outstanding actual
   and 15,206,565 shares issued and outstanding as adjust-
   ed(1)..................................................      14         15
  Additional paid-in capital..............................  62,995     85,192
  Cumulative translation adjustment.......................     (22)       (22)
  Retained earnings.......................................   2,416      2,416
                                                           -------    -------
    Total stockholders' equity............................  65,403     87,601
                                                           -------    -------
      Total capitalization................................ $65,403    $87,601
                                                           =======    =======

--------
(1) Excludes 3,768,177 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 1,853,536 shares of Common Stock were outstanding as of September 30, 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the consolidated financial statements of the Company incorporated herein by reference. The selected consolidated financial data as of December 31, 1995 and 1996 and for the three years ended December 31, 1996 have been derived from the Company's consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated herein by reference, which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data as of December 31, 1992, 1993 and 1994 and for the two years ended December 31, 1993 have been derived from the Company's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated statement of operations data shown below for the nine months ended September 30, 1996 and 1997 and the selected consolidated balance sheet data as of September 30, 1997 have been derived from the Company's unaudited consolidated financial statements included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, incorporated herein by reference which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the full fiscal year.

                                                                         NINE MONTHS
                                                                            ENDED
                                  YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------------  ----------------
                           1992     1993     1994     1995     1996     1996     1997
                          -------  -------  -------  -------  -------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
 Licenses...............  $   364  $ 1,557  $ 8,919  $20,377  $34,630  $23,768  $37,284
 Services...............      142      507    1,454    5,079   10,672    7,157   14,732
                          -------  -------  -------  -------  -------  -------  -------
 Total revenues.........      506    2,064   10,373   25,456   45,302   30,925   52,016
                          -------  -------  -------  -------  -------  -------  -------
Cost of revenues:
 Licenses...............        3      134      518    1,188    1,923    1,397    1,475
 Services...............       67      283    1,304    3,324    6,845    4,652    8,567
                          -------  -------  -------  -------  -------  -------  -------
 Total cost of revenues.       70      417    1,822    4,512    8,768    6,049   10,042
                          -------  -------  -------  -------  -------  -------  -------
Gross profit............      436    1,647    8,551   20,944   36,534   24,876   41,974
                          -------  -------  -------  -------  -------  -------  -------
Operating expenses:
 Sales and marketing....      179    1,595    6,254   12,513   19,909   13,765   24,824
 Research and
  development...........    1,661    1,750    2,523    4,512    7,880    5,504    7,746
 General and
  administrative........      226    1,134    1,738    2,430    4,114    2,951    3,908
                          -------  -------  -------  -------  -------  -------  -------
 Total operating
  expenses..............    2,066    4,479   10,515   19,455   31,903   22,220   36,478
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) from
 operations.............   (1,630)  (2,832)  (1,964)   1,489    4,631    2,656    5,496
Interest and other
 income (expenses), net.      (31)       9       75      239    2,268    1,577    1,461
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) before
 income tax provision...   (1,661)  (2,823)  (1,889)   1,728    6,899    4,233    6,957
Provision for income
 taxes..................      --       --       --      (468)  (2,415)  (1,482)  (2,366)
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $(1,661) $(2,823) $(1,889) $ 1,260  $ 4,484  $ 2,751  $ 4,591
                          =======  =======  =======  =======  =======  =======  =======
Net income per share
 (1)....................                             $   .10  $   .30  $   .19  $   .31
                                                     =======  =======  =======  =======
Shares used to compute
 net income per share
 (1)....................                              12,934   14,747   14,664   14,893

                                     DECEMBER 31,
                         ----------------------------------------- SEPTEMBER 30,
                         1992    1993     1994     1995     1996       1997
                         -----  -------  -------  -------  ------- -------------
                                           (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............ $ --   $ 3,658  $ 6,289  $ 5,978  $52,172    $57,141
Working capital
 (deficit)..............  (141)   3,630    5,256    4,624   51,821     55,074
Total assets............   182    5,368   10,916   16,501   74,944     87,188
Long-term obligations...   911      542      544      691      211        --
Mandatorily redeemable
 convertible preferred
 stock..................   --     8,940   13,391   13,391      --         --
Stockholders' equity
 (deficit)..............  (948)  (5,479)  (7,286)  (5,746)  59,332     65,403

--------
(1) See Note 2 of Notes to Consolidated Financial Statements incorporated herein by reference for an explanation of shares used in computing net income per share, and see also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Accounting Pronouncements."

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements that involve risks and uncertainties The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included or incorporated by reference in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below, under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Documentum was formed in 1990 to provide object-oriented client/server software solutions that enable large organizations to effectively manage and optimize the use of their unstructured business-critical information. From its inception through December 1992, the Company's activities consisted primarily of developing its products, establishing its infrastructure and conducting market research. The Company shipped the first commercial version of its Documentum Server product in late 1992, and since then substantially all of the Company's revenues have been from licenses of its family of enterprise document management system ("EDMS") products and related services, which include maintenance and support, training and consulting services. The Company continues to invest in research and development in order to update its family of products. In the first half of 1997, the Company introduced its first "DocSolution," the DocSolution for standard operating procedures ("SOPs"). Also, during the first nine months of 1997, the Company introduced and shipped Documentum's DocLink for SAP's R/3, introduced and shipped Documentum's DocPage Server and WorkSpace products in a localized Kanji version and expanded its sales efforts in the Asia-Pacific region. The Company expects that EDMS-related license and service revenues will continue to account for substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of EDMS and enhancements thereto.

  Since inception, the Company has invested significant resources in developing its EDMS software and related solutions, as well as building its sales, marketing and general and administrative organizations. As a result, since inception the Company's operating expenses have increased in dollar amounts and are expected to continue to increase.

  Although the Company has experienced significant revenue growth in recent years, the Company does not believe that such growth rates are sustainable. Accordingly, the rate at which the Company has grown in the past should not be considered to be indicative of future revenue growth, if any, or future operating results. There can be no assurance that the Company will remain profitable on a quarterly basis. See "Risk Factors--Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results."

RECENT DEVELOPMENTS

  On October 13, 1997 the Company entered into a definitive agreement to acquire all the outstanding shares of Workgroup Management, Inc. ("WMI"), a privately-held company, in exchange for approximately $6.7 million of the Company's Common Stock. The number of shares to be issued will be determined using the market value of the Company's Common Stock at the closing of the acquisition. WMI is a professional services firm with 30 employees located in Oakland, California specializing in the design, development and implementation of document management systems. The acquisition of WMI is part of the Company's strategic plan to add specific domain expertise in targeted vertical industries. The transaction, which is subject to the satisfaction of certain closing conditions, is expected to be consummated in either the fourth quarter of 1997 or early in the first quarter of 1998 and will be immaterial to the Company's historical operations, financial position and net worth. The Company anticipates merger expenses to be recorded in connection with the acquisition in the period in which the transaction is consummated.

RESULTS OF OPERATIONS

  The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated, except as indicated:

                                                                 NINE MONTHS
                                                                    ENDED
                                    YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                    --------------------------  --------------
                                     1994      1995     1996     1996    1997
                                    -------   -------  -------  ------  ------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Licenses.........................    86.0%     80.0%    76.4%   76.9%   71.7%
  Services.........................    14.0      20.0     23.6    23.1    28.3
                                    -------   -------  -------  ------  ------
    Total revenues.................   100.0     100.0    100.0   100.0   100.0
                                    -------   -------  -------  ------  ------
Cost of revenues...................    17.6      17.7     19.4    19.6    19.3
                                    -------   -------  -------  ------  ------
Gross profit.......................    82.4      82.3     80.6    80.4    80.7
                                    -------   -------  -------  ------  ------
Operating expenses:
  Sales and marketing..............    60.3      49.2     43.9    44.5    47.7
  Research and development.........    24.2      17.7     17.4    17.8    14.9
  General and administrative.......    16.8       9.6      9.1     9.5     7.5
                                    -------   -------  -------  ------  ------
    Total operating expenses.......   101.3      76.5     70.4    71.8    70.1
                                    -------   -------  -------  ------  ------
Income (loss) from operations......   (18.9)      5.8     10.2     8.6    10.6
Interest and other income, net.....      .7       1.0      5.0     5.1     2.8
                                    -------   -------  -------  ------  ------
Income (loss) before income tax
 provision.........................   (18.2)      6.8     15.2    13.7    13.4
Provision for income taxes.........      .0      (1.8)    (5.3)   (4.8)   (4.6)
                                    -------   -------  -------  ------  ------
Net income (loss)..................   (18.2)%     5.0%     9.9%    8.9%    8.8%
                                    =======   =======  =======  ======  ======

AS A PERCENTAGE OF RELATED REVENUES:

Cost of license revenues...........     5.8%      5.8%     5.6%    5.9%    4.0%
Cost of service revenues...........    89.7%     65.4%    64.1%   65.0%   58.2%

 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  REVENUES

  The Company's revenues are derived from the sale of perpetual licenses for its document management software and related services, which include maintenance and support, training and consulting services. License revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. In instances where a significant vendor obligation exists, revenue recognition is deferred until the obligation has been satisfied. Allowances for estimated future returns are provided upon shipment. Annual maintenance and support revenues for providing ongoing support and product updates are recognized ratably over the term of the contract. Renewals of maintenance contracts are recorded when collectibility is deemed probable. Revenues from training and consulting are recognized when the services are performed and collectibility is deemed probable.

  License revenues increased by 57% to $37.3 million for the nine months ended September 30, 1997 from $23.8 million for the nine months ended September 30, 1996. The growth in license revenues was due to an increase in the number of initial licenses sold, reflecting increased acceptance of the Company's EDMS family of products, as well as an increase in the number of customers who purchased additional product licenses, and the expansion of the Company's sales organization. During the nine months ended September 30, 1997, a sale of $5.0 million to a single customer accounted for 13.4% of total license revenues. For the nine months ended September 30, 1997 and 1996, license revenues from Xerox and certain Xerox affiliates ("Xerox"), acting as systems integrators, a VAR and a distributor for the Company's products, accounted for 5.3% and 16.9% of total license revenues, respectively. Although the Company's customer base has grown as revenues have increased, a relatively small number of end user customers have historically accounted for a significant percentage of the Company's revenues, particularly on a quarterly basis. The loss of a major customer or any reduction or delay in orders by such customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--End User Customer and Industry Concentration."

  Service revenues increased 106% to $14.7 million for the nine months ended September 30, 1997 from $7.2 million for the nine months ended September 30, 1996. The growth in service revenues in dollar amount and as a percent of total revenues was attributable to a larger installed base of customers receiving ongoing maintenance, delayed maintenance contract renewals, increased demand for training and support services, and increases in the Company's professional services consulting staff.

  The Company markets its products through its direct sales force and its indirect channel partners. Historically, the Company has generated the majority of its revenues from its direct sales force. However, the Company has also focused on complementing its direct sales channel with indirect channels, consisting of system integrators and distributors. Revenues from all indirect channel partners comprised 20.8% and 32.0% of license revenues for the nine months ended September 30, 1997 and 1996, respectively. The decrease in indirect channel revenues as a percentage of license revenues was due to an increase in direct sales driven by the expansion of the Company's direct sales force during the nine months ended September 30, 1997. Revenues from indirect partners for any period are subject to significant variations. As a result, the Company believes that period to period comparisons of indirect revenues are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company's indirect channel partners will elect or be able to continue to market or support EDMS effectively, or that economic conditions or industry demand will not adversely affect these partners. See "Risk Factors--Reliance on Certain Relationships."

  International revenues represented 28.0% and 27.2% of license revenues for the nine months ended September 30, 1997 and 1996, respectively. A significant portion of the international revenues are derived from the Company's indirect channel partners and are subject to significant variations. The Company classifies license revenues as domestic or international based upon the billing location of the customer. In many instances, especially with large purchases from multinational companies, the customer has the right to deploy the licenses anywhere in the world. Thus the percentages discussed herein represent where licenses were sold, and may or may not represent where they are used. As a result, the Company believes that period to period comparisons of international revenues are not necessarily meaningful and should not be relied upon as indications of future performance.

  While the Company believes that large multinational organizations represent a significant opportunity for revenue growth and the Company intends to continue expansion of its international sales operations, there can be no assurance that the Company will be successful in meeting the requirements of these large organizations or that the Company will be able to effectively support this international expansion. The Company's international sales are primarily denominated in U.S. dollars and the Company does not currently engage in hedging activities. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in the currency exchange rates in the future will not have a material adverse impact on international sales and thus the Company's business, financial condition and results of operations. See "Risk Factors--International Operations."

  COST OF REVENUES

  Cost of license revenues consists primarily of the royalties paid to third-party vendors and product costs such as packaging, documentation, production and freight. Royalties, which are paid to third-parties for selected products, include both fixed fees and variable fees. Cost of license revenues increased by 6% to $1.5 million for the nine months ended September 30, 1997 from $1.4 million for the nine months ended September 30, 1996, representing 4.0% and 5.9% of license revenue, respectively. The decrease in cost of license revenues as a percentage of license revenues was principally related to the increase in license revenue.

  Cost of service revenues consists primarily of personnel-related costs incurred in providing consulting services, training to customers and telephone support. Cost of service revenues increased by 84% to $8.6 million for the nine months ended September 30, 1997 from $4.7 million for the nine months ended September 30, 1996, representing 58.2% and 65.0% of related service revenues, respectively. The increase in cost of service revenues in dollar amount was a result of increased personnel-related costs as the Company expanded its customer support and training operations to support its increased installed customer base in both the United States and Europe, as well as payments to third parties for providing consulting services. The decrease in cost of service revenues as a percentage of service revenues was primarily due to economies of scale realized as certain expenses such as technical support grew proportionately less than maintenance revenues. The Company expects that the cost of service revenues will increase in dollar amount for the remainder of the year in order to support and service the growing installed base of customers.

  OPERATING EXPENSES

  Sales and marketing. Sales and marketing expenses consist primarily of salaries, benefits, sales commissions and other expenses related to the direct sales force, various marketing expenses and costs of other market development programs. Sales and marketing expenses increased by 80% to $24.8 million for the nine months ended September 30, 1997 from $13.8 million for the nine months ended September 30, 1996, representing 47.7% and 44.5% of total revenues, respectively. The increase in dollar amount and the increase as a percentage of revenues was the result of the Company's strategy to continue to invest in its sales and marketing infrastructure, including increasing the number of sales teams and increasing the number of marketing programs. The Company expects that sales and marketing expenses will increase in dollar amount for the remainder of the year as the Company continues to increase its sales force.

  Research and development. Research and development expenses consist primarily of salaries and benefits for software developers, contracted development efforts and related facilities costs. Research and development expenses increased by 41% to $7.7 million for the nine months ended September 30, 1997 from $5.5 million for the nine months ended September 30, 1996, representing 14.9% and 17.8% of total revenues, respectively. The increase in dollar amount reflects the expansion of the Company's engineering staff and related costs required to support the development of new products and enhancement of existing products. Based on the Company's research and development process, costs incurred between the establishment of technological feasibility and general release have not been material and therefore have not been capitalized in accordance with Financial Accounting Standards No. 86. The Company expects research and development expenses will increase in dollar amount for the remainder of the year in order to support increased development efforts to both existing products and new products.

  General and administrative. General and administrative expenses consist primarily of personnel costs for finance, management information systems, human resources and general management as well as outside professional services. General and administrative expenses increased by 32% to $3.9 million for the nine months ended September 30, 1997 from $3.0 million for the nine months ended September 30, 1996, representing 7.5% and 9.5% of total revenues, respectively. The increase in dollar amount was primarily due to increased staffing and professional fees necessary to manage and support the Company's growth. The decrease in general and administrative expenses as a percentage of revenues was primarily due to economies of scale realized as certain expenses such as management compensation grew proportionately less than revenues. The Company expects general and administrative expenses to increase in dollar amount for the remainder of the year in order to support the growing needs of the Company.

  INTEREST AND OTHER INCOME, NET

  Interest and other income, net consists primarily of interest income earned on the Company's cash and cash equivalents and short term investments, and other items including foreign exchange gains and losses and interest expense. Interest and other income, net decreased 7% to $1.5 million for the nine months ended September 30, 1997 from $1.6 million for the nine months ended September 30, 1996. The decrease is due to lower returns driven by the Company's purchase of tax-free investments during the period. To date, the Company's international sales have been generally denominated in U.S. dollars and the Company has not engaged in hedging activities as the exposure to currency fluctuations has been insignificant. In the future, as the Company expands its international operations, the Company expects to have an increased amount of non-U.S. dollar denominated contracts. Unexpected changes in the exchange rates for these foreign currencies could result in significant fluctuation in the foreign currency transaction gains and losses in future periods.

  PROVISION FOR INCOME TAXES

  The provision for income taxes reflects the estimated annualized effective tax rate of 34% applied to earnings for the nine months ended September 30, 1997 and 35% to earnings for the nine months ended September 30, 1996. The Company reduced its estimated annualized effective tax rate from 35% to 34% due to the establishment of a foreign sales corporation and a shift to tax-free investments.

 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  REVENUES

  License revenues increased by 70% to $34.6 million in 1996, by 128% to $20.4 million in 1995 and by 473% to $8.9 million in 1994, representing 76.4%, 80.0% and 86.0% of total revenues in the respective periods. The growth in license revenues was due primarily to an increase in the number of licenses sold, reflecting increased acceptance of the Company's EDMS family of products, new products released during the year and the expansion of the Company's sales organization. Although the Company's customer base has grown as revenues have increased, a relatively small number of end user customers have historically accounted for a significant percentage of the Company's revenues. In 1996, 1995 and 1994 license revenues from Xerox and certain Xerox affiliates, as systems integrators, a VAR and a distributor for the Company's products, accounted for 14.0%, 30.0% and 7.8% of total license revenues, respectively. In 1994, license revenues from Glaxo-Wellcome accounted for 33.6% of total license revenues.

  Service revenues increased by 110% to $10.7 million in 1996, by 249% to $5.1 million in 1995, and by 187% to $1.5 million in 1994, representing 23.6%, 20.0% and 14.0% of total revenues in the respective periods. The increase in service revenues in dollars and as a percent of total revenues was attributable to an increased demand for services as well as a larger installed base of customers receiving ongoing maintenance, training and support services and increases in the Company's professional services consulting staff.

  Revenues from all indirect channel partners comprised 32.4%, 35.5% and 18.3% of license revenues in 1996, 1995 and 1994, respectively. The increase in indirect channel revenues as a percent of total license revenues in 1995 was due to two large transactions from Xerox which each exceeded 10% of total Company license revenues for the year. License revenues from indirect channels include revenues from Xerox, which have acted as systems integrators, a VAR and a distributor for the Company's products. In 1996, 1995 and 1994, revenues from Xerox accounted for 43.2%, 84.4% and 42.7% of the indirect channel partner revenues, respectively.

  International revenues represented 28.9%, 25.6% and 7.6% of license revenues in 1996, 1995 and 1994, respectively. The increase in international revenues as a percent of license revenues for the year ended December 31, 1996 was due to the expansion of the Company's sales force in Europe. A significant portion of the international revenues was derived from the Company's indirect channel partners, which include Xerox.

  COST OF REVENUES

  Cost of license revenues increased by 62% to $1.9 million in 1996, by 129% to $1.2 million in 1995 and by 287% to $518,000 in 1994, representing approximately 5.6%, 5.8% and 5.8% of the related license revenues in 1996, 1995 and 1994, respectively. The increase in cost of license revenues was principally related to the increase in the number of software licenses sold.

  Cost of service revenues increased by 106% to $6.8 million in 1996, by 155% to $3.3 million in 1995 and by 361% to $1.3 million in 1994, representing 64.1%, 65.4% and 89.7% of the related service revenues in 1996, 1995 and 1994, respectively. The increase in cost of service revenues was a result of increased personnel-related costs as the Company expanded its customer support and training operations to support its increased installed customer base in both the United States and Europe, as well as payments to third parties for support.

  OPERATING EXPENSES

  Sales and marketing. Sales and marketing expenses increased by 59% to $19.9 million in 1996, by 100% to $12.5 million in 1995 and by 292% to $6.3 million in 1994, representing 43.9%, 49.2% and 60.3% of total revenues for 1996, 1995 and 1994, respectively. The increase in dollar amount was primarily due to the expansion of the Company's sales force, related equipment and facility expenditures, investment in building a European direct sales force and increased marketing activities including public relations and promotional expenses. The decrease as a percentage of revenues is primarily due to economies of scale realized as certain expenses, such as management compensation and facilities, grew proportionately less than revenues.

  Research and development. Research and development expenses increased by 75% to $7.9 million in 1996, by 79% to $4.5 million in 1995 and by 44% to $2.5 million in 1994, representing 17.4%, 17.7% and 24.2% of total revenues in 1996, 1995 and 1994, respectively. The increase in dollar amount reflects the expansion of the Company's engineering staff and related costs required to support the development of new products and the enhancement of existing products. Based on the Company's research and development process, costs incurred between the establishment of technological feasibility and general release have not been material and therefore have not been capitalized in accordance with Financial Accounting Standards No. 86.

  General and administrative. General and administrative expenses increased by 69% to $4.1 million in 1996, by 40% to $2.4 million in 1995 and by 53% to $1.7 million in 1994, representing 9.1%, 9.6% and 16.8% of total revenues in 1996, 1995 and 1994, respectively. The increase in dollar amount is primarily due to increased staffing and professional fees necessary to manage and support the Company's growth.

  INTEREST AND OTHER INCOME (EXPENSE), NET

  Interest and other income (expense), net increased by 849% to $2.3 million in 1996, by 219% to $239,000 in 1995 and by 733% to $75,000 in 1994. The
increase in dollar amount is primarily due to higher cash balances resulting from the completion of the Company's initial public offering of common stock completed in February 1996.

  PROVISION FOR INCOME TAXES

  The Company's effective tax rates for 1996 and 1995 were 35% and 27%, respectively. The Company incurred a loss in 1994 and consequently recorded no provision for income taxes. These rates differ from the statutory rate primarily due to state and foreign taxes, as well as the utilization of tax loss and credit carryforwards and the impact of releasing the previously established valuation allowance. In accordance with Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company provides a valuation allowance for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred assets will not be realized. Based on a revaluation of the realizability of future tax benefits based on income earned in 1996, creating available tax carrybacks, the Company released the previously established valuation allowance during 1996. Accordingly, the Company valued its deferred tax asset at $1.3 million at December 31, 1996.

SELECTED QUARTERLY OPERATING RESULTS

  The following tables set forth certain unaudited quarterly consolidated statement of income data, both in dollar amount and as a percentage of total revenues, except as indicated, for each of the seven quarters in the period ended September 30, 1997. The information for each of these quarters has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements incorporated by reference herein. In the opinion of the Company, all necessary adjustments (consisting of normal recurring adjustments) have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the audited consolidated financial statements of the Company and the notes thereto incorporated by reference herein. These operating results are not necessarily indicative of the results of any future period.

                                                THREE MONTHS ENDED,
                          -------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                            1996     1996     1996      1996      1997      1997      1997
                          -------- -------- --------- --------  --------  --------  ---------
CONSOLIDATED STATEMENT
 OF INCOME DATA:                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Licenses...............   $6,988   $7,653   $9,127   $10,862   $11,062   $12,007    $14,215
 Services...............    1,694    2,554    2,909     3,515     3,975     5,303      5,454
                           ------   ------   ------   -------   -------   -------    -------
 Total revenues.........    8,682   10,207   12,036    14,377    15,037    17,310     19,669
                           ------   ------   ------   -------   -------   -------    -------
Cost of revenues:
 Licenses...............      503      418      476       526       386       411        678
 Services...............    1,176    1,744    1,732     2,193     2,490     2,911      3,166
                           ------   ------   ------   -------   -------   -------    -------
 Total cost of revenues.    1,679    2,162    2,208     2,719     2,876     3,322      3,844
                           ------   ------   ------   -------   -------   -------    -------
Gross Profit............    7,003    8,045    9,828    11,658    12,161    13,988     15,825
                           ------   ------   ------   -------   -------   -------    -------
Operating expenses:
 Sales and marketing....    4,022    4,584    5,159     6,144     7,285     8,613      8,926
 Research and
  development...........    1,541    1,788    2,175     2,376     2,298     2,563      2,885
 General and
  administrative........      959      918    1,074     1,163     1,304     1,197      1,407
                           ------   ------   ------   -------   -------   -------    -------
 Total operating
  expenses..............    6,522    7,290    8,408     9,683    10,887    12,373     13,218
                           ------   ------   ------   -------   -------   -------    -------
Income from operations..      481      755    1,420     1,975     1,274     1,615      2,607
Interest and other
 income, net............      338      579      660       691       445       552        464
                           ------   ------   ------   -------   -------   -------    -------
Income before income tax
 provision..............      819    1,334    2,080     2,666     1,719     2,167      3,071
Provision for income
 taxes..................     (287)    (467)    (728)     (933)     (602)     (720)    (1,044)
                           ------   ------   ------   -------   -------   -------    -------
Net income..............   $  532   $  867   $1,352   $ 1,733   $ 1,117   $ 1,447    $ 2,027
                           ======   ======   ======   =======   =======   =======    =======
Net income per share
 (1)....................   $  .04   $  .06   $  .09   $   .12   $   .08   $   .10    $   .14
                           ======   ======   ======   =======   =======   =======    =======
Shares used to compute
 net income per share
 (1)....................   14,132   14,938   14,923    14,994    14,880    14,805     14,994
AS A PERCENTAGE OF TOTAL
 REVENUES:
Revenues:
 Licenses...............     80.5%    75.0%    75.8%     75.6%     73.6%     69.4%      72.3%
 Services...............     19.5     25.0     24.2      24.4      26.4      30.6       27.7
                           ------   ------   ------   -------   -------   -------    -------
 Total revenues.........    100.0    100.0    100.0     100.0     100.0     100.0      100.0
Cost of revenues........     19.3     21.2     18.4      19.0      19.2      19.2       19.5
                           ------   ------   ------   -------   -------   -------    -------
Gross margin............     80.7     78.8     81.6      81.0      80.8      80.8       80.5
                           ------   ------   ------   -------   -------   -------    -------
Operating expenses:
 Sales and marketing....     46.4     44.9     42.9      42.7      48.4      49.8       45.4
 Research and
  development...........     17.8     17.5     18.1      16.5      15.3      14.8       14.7
 General and
  administrative........     11.0      9.0      8.9       8.1       8.7       6.9        7.2
                           ------   ------   ------   -------   -------   -------    -------
 Total operating
  expenses..............     75.2     71.4     69.9      67.3      72.4      71.5       67.3
                           ------   ------   ------   -------   -------   -------    -------
Income from operations..      5.5      7.4     11.7      13.7       8.4       9.3       13.2
Interest and other
 income, net............      3.9      5.7      5.5       4.8       3.0       3.2        2.4
                           ------   ------   ------   -------   -------   -------    -------
Income before income tax
 provision..............      9.4     13.1     17.2      18.5      11.4      12.5       15.6
Provision for income
 taxes..................     (3.3)    (4.6)    (6.0)     (6.5)     (4.0)     (4.2)      (5.3)
                           ------   ------   ------   -------   -------   -------    -------
Net income..............      6.1%     8.5%    11.2%     12.0%      7.4%      8.3%      10.3%
                           ======   ======   ======   =======   =======   =======    =======
AS A PERCENTAGE OF
 RELATED REVENUES:
Cost of license
 revenues...............      7.2%     5.5%     5.2%      4.8%      3.5%      3.4%       4.8%
Cost of service
 revenues...............     69.4%    68.3%    59.5%     62.4%     62.6%     54.9%      58.0%

--------
(1) See Note 2 of Notes to Consolidated Financial Statements incorporated herein by reference for an explanation of the determination of the number of shares used to compute net income per share, and see also "Management's Discussion and Analysis of Financial Condition and Result of Operations-- Recent Accounting Pronouncements."

  The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as demand for the Company's products, the level of product and price competition, the length of the Company's sales cycle, the size and timing of individual license transactions, the delay or deferral of customer implementations, the budget cycles of the Company's customers, the Company's success in expanding its direct sales force and indirect distribution channels, the timing of new product introductions and product enhancements, the mix of products and services sold, levels of international sales, activities of and acquisitions by competitors, the timing of new hires, changes in foreign currency exchange rates and the ability of the Company to develop and market net products and control costs. Additionally, the Company believes its quarterly results may have been, and could continue to be, impacted by factors such as the possible development of a commercial market for the Web, possible increased competition from companies such as Oracle or Microsoft and ongoing competition for qualified sales and technical personnel. In addition, the operating results and financial condition may be affected by such trends in the future. The Company's sales generally reflect a relatively high amount of revenues per order and the number of large individual license sales has continued to increase. For example, in the first quarter of 1997 the Company recognized approximately $5.0 million in license revenue from a single customer. The Company believes that fourth quarter revenues and earnings have historically been positively impacted by year-end customer buying patterns. This seasonality, which the Company believes is common in the software industry, typically results in first quarter revenues and earnings in any year being flat or lower than revenues in the immediately preceding fourth quarter. Moreover, the Company typically recognizes a substantial amount of its revenue in the last month, weeks or even days of each quarter. The loss or delay of individual orders, therefore, could have a significant impact on the revenues and quarterly results of the Company. The timing of license revenue is difficult to predict because of the length of the Company's sales cycle, which is typically six to twelve months from the initial contact. Moreover, the Company typically recognizes a substantial amount of its revenue in the last month, weeks or even days of the quarter. Because the Company's operating expenses are based on anticipated revenue trends and because a high percentage of the Company's expenses are relatively fixed, any shortfall from anticipated revenue or a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. To the extent such expenses precede increased revenues, the Company's operating results would be materially adversely affected. As a result of these factors, revenues for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

LIQUIDITY AND CAPITAL RESOURCES

  Since 1993, the Company has financed its operations primarily through the sale of stock and through cash generated from operations. In February 1996, the Company completed its initial public offering, whereby it sold 2,058,000 shares of its common stock and received net proceeds of approximately $45 million.

  The Company's cash and investments totaled $57.1 million at September 30, 1997, representing 65.5% of total assets. Net cash provided by operating activities was $10.4 million and $7.0 million for the nine months ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997, cash generated by operations was primarily attributable to net income of $4.6 million, an increase in accrued liabilities of $4.3 million, an increase in deferred revenue of $1.9 million and an increase in accounts payable of $900,000, which was offset by an increase in accounts receivable of $2.5 million. For the nine months ended September 30, 1997, capital expenditures of $5.9 million were primarily for computer equipment and software, fixed assets and leasehold improvements acquired in conjunction with the Company's expansion.

  The Company currently has a line of credit facility which allows for borrowings of up to $5.0 million at the bank's prime rate. This facility expires in November 1997, and the Company presently anticipates that it will be able to renew the line of credit. At September 30, 1997, the Company had no outstanding borrowings under its line of credit. During the nine months ended September 30, 1997, the Company paid $600,000 to eliminate the two existing term notes relating to equipment financing. In addition, the Company may borrow up to an additional $1.5 million through November 1997. Interest only is payable on such additional borrowings at the Bank's prime rate plus 0.25% through November 1997 after which any outstanding balance is due in 24 equal installments. All obligations shall bear interest, from and after the occurrence of an event of default, at a rate equal to 5% points above the interest rate applicable immediately prior to the occurrence of the event of default. Borrowings under the loan agreement are secured by substantially all of the assets of the Company.

  The Company currently has no significant capital spending or purchase commitments other than normal purchase commitments and commitments under facilities and capital leases.

  The Company believes that the net proceeds from this offering, together with its existing cash balances, its available bank financing and the cash flows generated from operations, if any, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. A portion of the Company's cash could be used to acquire or invest in complementary technologies, products or businesses that broaden or enhance the Company's current product offerings. See "Risk Factors--Risks Associated with Acquisitions."

RECENT ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 is effective for the Company's fiscal year ending December 31, 1997. Under SFAS 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. If the Company had adopted SFAS 128 for the year ended December 31, 1996 and for the nine month period ended September 30, 1997 the earnings per share would have been as follows:

                                               YEAR ENDED     NINE MONTHS ENDED
                                            DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                            ----------------- ------------------
     Basic earnings per share..............       $.32               $.32
     Diluted earnings per share............       $.30               $.31

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements for periods ending after December 15, 1997. Reclassification of financial statements for earlier periods for comparative purposes is required. The Company will adopt SFAS 130 in 1997 and does not expect such adoption to have a material effect on the consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments Of An Enterprise and Related Information" ("SFAS 131"). SFAS 131 revises information regarding the reporting of operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 beginning in 1998 and has not evaluated the impact of such adoption on the notes to its consolidated financial statements.

                                   BUSINESS

OVERVIEW

  Documentum, Inc. ("Documentum" or the "Company") develops, markets, delivers and supports object-oriented client/server and intranet software solutions that address the challenges of managing business-critical documents effectively across large enterprises. The Company's Enterprise Document Management System ("EDMS") automates and accelerates the creation, modification, reuse, access, sharing and delivery of business-critical documents, Web pages and other information. Additionally, EDMS facilitates the business processes involved with generating, maintaining and managing such information and dynamically links documents to changing business activities. Documentum provides a family of end user products and tools that deliver the appropriate level of functionality to different classes of information users. The Company focuses on large enterprises within selected vertical markets, including: process manufacturing, discrete manufacturing, financial services and certain other industries, including telecommunication equipment providers, government and consulting and computer services. Documentum is increasingly focused on providing comprehensive solutions for specific business processes to deliver increased value to customers and expand the market for document management solutions. Documentum products are designed for enterprise-wide deployments and provide solutions that can scale to thousands of users across an enterprise on industry standard clients, servers, databases and intranets.

INDUSTRY BACKGROUND

  In today's highly competitive marketplace, a key component of corporate success is the ability to leverage business-critical information to help shorten time to market, improve quality and enhance overall organizational effectiveness. Business-critical knowledge, including corporate information, employee knowledge and business processes, is often encapsulated in documents and in processes related to such documents. Organizations require solutions to address the specific challenges of managing data stored as business-critical documents and are seeking innovative solutions to extend and embed knowledge.

  During the 1980s and early 1990s, the proliferation of relational database management systems ("RDBMSs") enabled the effective management of much of the structured data within large organizations--existing in the form of documents such as sales records or financial or inventory data. The widespread use of RDBMSs has allowed organizations to process large numbers of transactions, and to make important business decisions based upon the compilation and analysis of this structured data. However, RDBMSs were not designed to manage the complexity and variety of unstructured data, a crucial element of intellectual capital. According to some industry reports, up to 80 percent of corporate data is unstructured--existing in the form of business-critical documents ranging from text files, word processing documents and spreadsheets to CAD drawings, graphics and images, Web pages, and even video or audio clips. In a typical corporate environment, documents are created, modified, distributed and stored using multiple software systems. These software applications run on a variety of computing platforms that may be geographically dispersed, with little compatibility or data sharing capability between systems. In particular, the Internet and corporate intranets have increasingly become a standard platform for information distribution and access across an enterprise, increasing the need for coordinated access to business-critical knowledge across a broader base of users.

  Whatever their format and wherever their location, business-critical documents such as product specifications, standard operating procedures, technical manuals, regulatory submissions, project proposals, records, transaction approvals and notifications represent the physical output of professionals and are essential to business operations. However, the complexity of information technology ("IT") systems designed for structured data creates inefficiencies in document-related processes that hamper the productivity of professionals both at the individual and team levels. Dynamic business activities combined with overwhelming amounts of information increase the risk that information is out of date, inaccessible and out of sync with business processes. Without an effective means of searching for and reusing enterprise information, workers are often forced to re-create documents from scratch, duplicating effort and increasing the margin for error. As a result, professionals are spending a disproportionate amount of their time locating, processing, sharing and assembling documents rather than engaging in higher-value activities. Additional complexity is added by documentation procedures, which often require group collaboration by teams of workers who are geographically dispersed and use different client platforms.

  Historically, companies have tried to address these document management challenges either with costly and labor-intensive manual processes, or with internally-developed systems based on proprietary technologies that are difficult to implement, manage and maintain. The proliferation of productivity tools such as word processors and spreadsheets has streamlined individual document creation. However, these tools do not address productivity in processes that require a number of individuals to collaborate and contribute information across organizational and geographic barriers. A number of "point" solutions have emerged that address certain aspects of document management, such as imaging or text retrieval, but they do not provide a comprehensive solution for the document management needs of the enterprise. Similarly, LAN-based products that deliver simple library services are not engineered to scale to the enterprise, and do not address the needs of business processes because they overlook the issues of workflow and complex documents. Groupware products enhance group productivity through ad hoc communications and project discussions, but are not optimized to support collaboration on documents that require formal version control and more robust enterprise security capabilities. Information delivery vehicles such as Web browsers increase the availability of documents but compound the complexity of other requirements such as collaboration on document creation and the ability to control access to and ensure integrity and versioning of business-critical documents.

  Large organizations need enterprise-wide solutions to optimize the value of their business-critical documents by automating the associated procedures that take place between a document's creation and its use or reuse. These procedures range over the document's entire life cycle--from information capture to managing and controlling updates to the document, automating its approval process and release, assembling document components, delivering the appropriate document to the relevant user on a timely basis, and making the document easy for users to find and access. Business-critical documents must easily integrate with the organization's existing business processes and procedures, and the solution must scale effectively in a heterogeneous computing environment. In addition, as companies increasingly use the Web and corporate intranets, they are demanding technologies that improve the quality and usability of Web content while at the same time reducing the costs of controlling and maintaining the information.

THE DOCUMENTUM SOLUTION

  Documentum delivers enterprise solutions for managing business-critical information across the enterprise through its EDMS cross-platform enterprise application and business process frameworks. The Documentum EDMS family of object-oriented client/server and intranet software is based on the idea that corporate customers need to manage massive amounts of information undergoing constant change in distributed and heterogeneous computing environments. As a result, the Documentum EDMS provides an enterprise-scalable architecture that supports multiple networking configurations and user environments. With EDMS, companies can securely manage changes to documents and document components at the object level, and they can dynamically assemble documents based on their business procedures. In addition, Documentum's family of client products enables all individuals in the enterprise to access the documents they need, whether they are using Web browsers, custom clients, or their own desktop applications. Documentum combines its enterprise application with a solutions focus through system integrators, consultants and Documentum's professional services to provide business process frameworks, called DocSolutions, to accelerate customer solutions tailored to specific business challenges.

  The Documentum solutions deliver the following key business advantages:

    Heterogeneous Information Access. Users can access all the information they need using their existing platforms, applications, and Web browsers, without having to know where the information exists in the enterprise, how and when it was created, or the information's type and format.

    Support of Multiple Formats. Documentum enables users to work with multiple formats or information types from text and data to complex formats such as multi-file CAD drawings, multi-page fax images, standard operating procedures or data sheets.

    Workflow/Process Automation. Documentum's workflow effectively links business-critical information with the processes involved in its capture, creation and reuse to deliver the appropriate information to the relevant user on a timely basis. This enables companies to manage their information in the context of best business practices, accelerating time to market and improving professional productivity.

    Reusability/Integrity. With Documentum, companies can reuse documents and components of documents, eliminating duplication of effort and reinforcing the accuracy and integrity of information. For example, when a business rule triggers a change in a component to reflect a new stage in a business process, the change can instantly apply to all documents which utilize that component. Users can then reuse that component and be assured that it contains the correct information. Alternatively, a change in data that appears in multiple documents can be replicated automatically across the enterprise.

    Application Integration and Customization. The Documentum EDMS is designed to be easily tailored by users, systems integrators, consultants and application developers, enabling customers to effectively develop and deploy document management solutions based on their unique business processes and IT infrastructure. Developers can combine Documentum's embedded application programming interfaces ("APIs") with a choice of languages to customize applications and integrate them with the existing information infrastructure.

    Enterprise Scalability. Companies can deploy solutions that not only meet the needs of individual departments, but can scale across the entire enterprise--from hundreds to thousands of users. Through Documentum's client products, the proper level of access and functionality is delivered to different classes of users.

STRATEGY

  The Company's objective is to be the leading worldwide supplier of enterprise document management software solutions. To achieve this objective, the Company's strategy includes extending its technology leadership, penetrating global industries vertically, delivering comprehensive solutions, leveraging its technology partnerships, focusing on enterprise deployments and utilizing multiple distribution channels.

  Extend Technology Leadership. The Company's strategy is to continue to enhance its existing server and client technologies, to add functionality to its EDMS solutions and to provide greater flexibility in terms of information delivery, document repositories, and the number and variety of supported client, server and RDBMS platforms. Documentum expects to enhance the features of its products by making them compatible with new technologies as well as existing applications and by responding to the unique needs of large organizations. The Company has enhanced the architecture of its open, extensible server to support distributed, heterogeneous document repositories across the enterprise. For example, the Company has achieved logo certification for Microsoft BackOffice, Windows NT and Windows 95. Besides expanding the functionality of its own easy-to-use WorkSpace client environment for document coordinators, Documentum has delivered new client products for document contributors, coordinators and consumers working in both Web and client/server environments. Documentum has also provided support for other information delivery vehicles such as SAP, Lotus Notes and the Interleaf publishing product.

  Penetrate Global Industries Vertically. A key component of Documentum's strategy is to identify strategic vertical markets with compelling business-critical needs for the Company's EDMS, namely, industries where more efficient management of unstructured information and intellectual capital results in an immediate and substantial payback. The Company has extended its initial focus from the pharmaceutical industry to leverage this leadership across process manufacturing companies, such as chemicals, petrochemicals, consumer products and construction engineering. The Company has since replicated its vertical market strategy to address key segments in discrete manufacturing, obtaining major customers in the electronics, computer, automotive and aerospace industries. The Company intends to expand its customer base in additional markets, such as government, telecommunications equipment providers, financial services and consulting and computer services.

The Company has formed an internal Industry Solutions organization to focus the Company's efforts on developing complete, whole-product solutions for these targeted industries to further penetrate customers existing vertical markets as well as promote document management systems in its new vertical markets.

  Deliver Comprehensive Solutions. The Company's goal is to deliver increased value to its customers by providing a solutions framework combined with the EDMS enterprise application to achieve an identifiable business objective. For a particular business process, the Company provides a DocSolution which consists of predefined document types, workflows, business rules and implementation services. Implementation services are tailored to a customer's specific business processes and IT systems by the customer, Documentum and third parties. By configuring the best practices framework and by adding partner technologies and consulting services, Documentum, or its partners, provide a one-stop approach to deliver document management solutions for business-critical processes.

  Leverage Technology Partnerships. The Company has accelerated the development, introduction and acceptance of its EDMS solutions through selected strategic technology partnerships. For example, the Company has embedded in its software certain industry-standard features and functionality licensed from Adobe, Microsoft and Verity. In addition, the Company integrates its EDMS solutions with other business-critical applications from vendors including SAP, PeopleSoft, Lotus and Interleaf. Finally, the Company conducts joint marketing and sales activities with complementary strategic hardware and software vendors, including Hewlett-Packard, IBM, Sun Microsystems, Informix, Lotus, Microsoft, Netscape, Oracle and Sybase.

  Focus on Enterprise Deployments. The Company has designed its products to scale from focused business-critical applications consisting of hundreds of user seats to enterprise-wide use consisting of multiple applications for thousands of user seats at multiple sites. The Company believes that initial customer success in capturing business-critical information by utilizing the Company's EDMS family of products is an essential factor in the customer's decision to deploy the Company's products throughout the enterprise. The Company has a two-pronged strategy to drive customers towards enterprise-wide deployment. First, the Company provides targeted consulting and training services to its customers and systems integrators. Second, the Company has established strategic partnerships with major, or vertically focused, systems integrators, including, among others, Cap Gemini, Computer Sciences Corporation, IBM/ISSC, EDS, Deloitte & Touche, Ernst & Young and Xerox. These partners provide customization of the Company's EDMS products for individual customer needs and integration with third-party applications.

  Utilize Multiple Distribution Channels. The Company's strategy is to expand its multiple distribution channels to reach the broadest customer base in its targeted industries. The Company sells through its direct sales force as well as through indirect channels, primarily consisting of systems integrators and distributors. Documentum intends to continue to focus on growing its indirect sales channels to include value-added resellers, and to expand both direct and indirect distribution channels on a worldwide basis by hiring additional sales persons and recruiting additional integrators, particularly in vertical industries.

CUSTOMERS

  The Company has directly or indirectly licensed its products to more than 300 end user customers in a broad range of industries worldwide. The following is a representative list of the Company's end user customers.


AEROSPACE/AIRLINES/AUTOMOTIVE  FINANCIAL SERVICES                          PUBLISHING

 Aeroquip Corporation          Kleinwort Benson Ltd.                       CTB/McGraw-Hill
 AlliedSignal Inc.             Marsh & McLennan Incorporated               RR Donnelley & Sons
 The Boeing Company            Pictet & Cie                                Society of Automotive Engineers
 Delta Air Lines, Inc.                                                     The Times Mirror Company
 Ford Motor Company            GOVERNMENT                                  West Publishing Corporation
 General Motors
 Space Systems/Loral           Canada Department of National Defense        UTILITIES
 USAir, Inc.                   FMV-Defense Material Administration
                               Los Angeles Unified School District          Consumers Gas
CHEMICAL/PETROCHEMICAL         State of Wisconsin                           Electric Power Research Institute, Inc.
                               U.S. Department of Energy  OKG Aktiebolag    GE Nuclear Energy
 Aramco Service Co.            U.S. Food and Drug Administration            IES Utilities
 ARCO Chemical Co.                                                          Ontario Hydro
 Bayer AG                      PHARMACEUTICAL/MEDICAL                       Vattenfall Data AB
 British Nuclear Fuel plc                                                   VIAG INTERKOM GmbH & Co.
 Ciba Specialty Chemicals Inc. Abbott Laboratories                          Westinghouse Savannah River Company
 The Dow Chemical Company      AKZO Nobel Pharma BV
 Dow Corning Corporation       Allergan, Inc.                               OTHER
 Lonza, Inc.                   Boehringer Ingelheim Pharmaceuticals, Inc.
 The Monsanto Company          Boehringer Mannheim Corporation              The Procter & Gamble Company
 Novartis                      The Boots Company plc                        Westinghouse Electric Corporation
 Saga Petroleum                Bristol-Myers Squibb Company                 Whirlpool
 Texaco Group, Inc.            COBE Cardiovascular Inc.
 Union Carbide Corporation     Eli Lilly & Company
                               Glaxo-Wellcome
COMPUTERS/ELECTRONICS          Guidant Corporation
                               Knoll Pharmaceutical Company
 Compaq Computer Corporation   Merck & Co., Inc.
 Cypress Semiconductor         Parke & Davis Co., Ltd.
 Ericsson Telecom AB           Pharmacia & Upjohn Inc.
 Fujitsu America, Inc.         Pfizer, Inc.
 Hewlett-Packard Co.           Rhone-Poulenc Rorer, Inc.
 Hitachi America, Ltd.         Sandoz Pharmaceuticals
 Hyundai Semiconductor America Schering AG
 IBM                           Schering-Plough Research Institute
 Platinum Technology, Inc.     SmithKline Beecham Corporation
 Xerox Corporation             Solvay Pharmaceuticals
                               W.L. Gore & Associates, Inc.
                               Warner-Lambert Laboratories
CONSTRUCTION/ENGINEERING       Wythe-Ayerst Research
 Black & Veatch                ZENECA, Inc.
 Halliburton
 Kvaerner John Brown Systems
  Limited
 LG Engineering
 Promon Engenharia Ltd.

PRODUCTS

  CORE FUNCTIONALITY

  Central to the Documentum EDMS is the DocPage Server which provides a rich set of document and Web content management services for controlling and managing business-critical information and processes throughout the enterprise. The DocPage Server supports capture, updating, distribution, assembly, and access for all document types ranging from traditional rich text and images to HTML, SGML, and multimedia objects. The DocPage Server creates a dynamic document and Web page repository called a Docbase. Driven by business rules, the Docbase stores a document or Web page as a Docobject that encapsulates the document's content together with its attributes, including information about the document's relationships, associated versions, renditions, formats, workflow and security. Docobjects can be combined and re-combined on demand to form Virtual Documents--dynamic configurations of Docobjects that can come from any source in the enterprise.

  An extension of the DocPage Server, called Documentum RightSite, delivers powerful Web content management services for delivering high-quality, business-critical information on an intranet. RightSite solves the complex challenges of capturing, managing, and assembling frequently changing information on corporate Web sites. RightSite makes Web applications cost-effective by eliminating the laborious, manual tasks involved in tailoring information and keeping it current. Furthermore, with RightSite companies can ensure that only the information relevant to a user's job function is delivered to the desktop. Unlike first-generation, static Web solutions, RightSite dynamically assembles Web pages "on the fly" according to business processes, enabling companies to tailor Web content to users' unique needs.

  USER FUNCTIONALITY

  Within the enterprise, Documentum has identified three classes of document management users: document coordinators, document contributors, and information consumers. The Documentum EDMS is delivered via a range of client products, each designed to deliver the appropriate DocPage Server and RightSite functionality to different classes of users on client platforms including Web browsers, Windows (3.1, 95 and NT), Macintosh, Solaris, HP-UX and IBM AIX. Customers purchase different combinations of products depending on the level of functionality they choose to deliver to each user.

  Documentum products include:

    Documentum WorkSpace. Through its own robust client environment or integration with familiar desktop applications, WorkSpace gives document coordinators access to the full power and features of the DocPage Server.

    Documentum SmartSpace. SmartSpace provides an easy-to-use client environment for document contributors to perform basic document management tasks. SmartSpace also supports integration with familiar desktop applications. The Company also offers SmartSpace Intranet, an extension of the SmartSpace product to the Web platform which enables users to contribute content and perform a range of document management tasks over the Web.

    Documentum ViewSpace. Designed for information consumers, ViewSpace extends the services of the Documentum EDMS to the Web. ViewSpace enables Web browser users to access and view documents in a Docbase with pre-formatted and customizable HTML pages. Documentum SiteSpace is an anonymous, unnamed user license of ViewSpace which enables companies to deliver public content to any user without requiring a login or password with all the control and management performed by the DocPage Server.

  INTEGRATION FUNCTIONALITY

    Documentum DocLink for SAP. DocLink for SAP is an interface that provides seamless integration between the Documentum EDMS and SAP's R/3 product. DocLink for SAP enables corporations to use intranet and client/server technology to link their knowledge chain with the SAP supply chain in a paperless, electronic environment. DocLink for SAP has been SAP certified.

    Documentum UnaLink. UnaLink integrates the Documentum EDMS with the groupware capabilities of Lotus Notes, enabling Notes users to participate in the full document lifecycle.

    Documentum DocPage Builder. The DocPage Builder is a set of tools for integrating desktop systems and building tailored document management applications.

    Documentum LeafConnect. LeafConnect enables users of the Interleaf publishing system to take full advantage of the flexibility and power of the Documentum EDMS from within the familiar Interleaf environment.

INDUSTRY SOLUTIONS

  Documentum delivers solutions for the information management challenges of its targeted vertical markets through its Industry Solutions Group. This Group develops "DocSolutions" by combining the Documentum EDMS enterprise application with industry and process expertise. The Industry Solutions Group consists of industry specialists, marketing managers and development engineers that team with Documentum's consultants and partners to develop best practices solutions that are rapidly deployed for a high return on investment for its customers. The Industry Solutions Group's objective is to reduce customers' product development time and increase operational efficiency by designing DocSolutions for particular business processes. The Industry Solutions Group's first three DocSolutions are for standard operating procedures ("SOPs"), swaps and derivatives and engineering change notices. The Company intends to deliver additional DocSolutions to speed deployments, reduce sales cycles, increase customer penetration and expand the addressable market for Documentum's EDMS.

PROFESSIONAL SERVICES

  In addition to Documentum's EDMS product family, the Company offers a range of technical support, training, and consulting services through its Professional Services organization. As of September 30, 1997, the Company's training and consulting organization consisted of 45 employees. The Company currently operates three Technical Support Centers, one at its worldwide headquarters in Pleasanton, one in the United Kingdom and one in Munich, Germany. Each center offers hotline technical support, remote dial-in services for problem identification and access to maintenance and patch releases for supported and purchased products. The Documentum Education Center offers a curriculum of training courses on the Documentum EDMS for end users, developers and system administrators. Training is available at the Company's training centers in Pleasanton, Chicago, Philadelphia and London, and can also be delivered at the customer's site. Finally, Documentum's consulting group offers a range of services designed to accelerate deployment and user acceptance of Documentum applications across the enterprise, and to reduce the time and cost of deploying applications. Documentum consultants are an integral part of a customer's implementation team, assisting with design, implementation and deployment of the application.

TECHNOLOGY PARTNERSHIPS

  Through its technology partners, Documentum is offering comprehensive document management solutions that integrate with industry-standard hardware platforms, RDBMSs and enterprise applications--particularly those targeted to key vertical markets such as process manufacturing. These partnerships ensure that customers will have a document management solution that supports their existing IT infrastructure and that is tailored to the specific requirements of their industry. The following is a representative list of its technology and marketing partners:

 APPLICATIONS      AUTHORING     IMAGING/VIEWERS/FORMS   PLATFORMS/ENVIRONMENTS
   ConsenSys         Adobe         Cimmetrey Systems       Hewlett-Packard
   Consilium         ESPS          Cornerstone             IBM
   DataCAD           Frame         Delrina                 Sun
   Foxboro                         Framework Technologies  Microsystems
   Incode                          Jetform                 Informix
   Infinity                        Kofax                   Lotus
   Financial                       Spicer                  Microsoft
   PeopleSoft                                              Netscape
   SAP                                                     Oracle
   Xerox                                                   Sybase

SALES AND MARKETING

  The Company sells its products through its own direct sales force as well as complementary indirect channels primarily consisting of systems integrators and distributors. The Company has 14 sales offices in the United States and three in Europe, six distributors in Europe, Asia-Pacific and Canada and strategic relationships with more than 30 systems integrators worldwide.

  The Company targets global customers in key vertical markets. The Company's field sales force conducts multiple presentations and demonstrations of the Documentum EDMS solution to management and users at the customer site as part of the direct sales effort. Sales cycles generally last from six to twelve months. The direct sales force is responsible for local partner support, joint sales efforts and management of multiple channels. See "Risk Factors --
 Lengthy Sales and Implementation Cycles."

  The Company's sales and marketing organization consisted of 152 employees as of September 30, 1997. The sales staff is based at the Company's corporate headquarters in Pleasanton, California and at field sales offices in the U.S. metropolitan areas of Atlanta, Boston, Chicago, Cleveland, Dallas, Denver, Detroit, Houston, Los Angeles, Minneapolis, New York, Philadelphia, San Francisco, and Seattle and abroad in London, Munich and Paris. To support its sales force, the Company conducts comprehensive marketing programs, which include public relations, telemarketing, seminars, trade shows, education and user group conferences.

PRODUCT DEVELOPMENT

  The Company has committed, and expects to continue to commit, substantial resources to product development. The Company's existing products were designed after extensive work with potential customers to assess their needs. The Company supplements its product development efforts by reviewing customer feedback on existing products and working with customers and potential customers to anticipate future functionality requirements.

  The Company expects to continue to enhance its existing products, develop new products and augment its product base through acquisitions. As of September 30, 1997, the Company's research and development organization consisted of 86 full-time employees. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, research and development expenses were $7.7 million, $7.9 million, $4.5 million and $2.5 million, respectively. Historically, the Company has expensed its software development costs as incurred. The Company anticipates that it will continue to commit substantial resources to research and development in the future.

  The Company's future success will depend in part on its ability to continue to enhance its current product line and to continue to develop and introduce new products that respond to evolving customer requirements and keep pace with competitive product introductions and technological developments, satisfy diverse and evolving customer requirements and otherwise achieve market acceptance. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that its enhanced and new products will achieve market acceptance. In addition, the Company has in the past experienced delays in the development, introduction and marketing of new or enhanced products, and there can be no assurance that the Company will not experience similar delays in the future. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- New Products and Rapid Technological Change."

INDUSTRY STANDARDS

  Documentum is committed to providing comprehensive, open document management solutions targeted to customers' unique business requirements. Documentum participates actively in the two leading organizations which have taken the initiative to define standards specifically for the document management arena. These include the Open Document Management API ("ODMA") and the Document Management Alliance

("DMA"). ODMA is developing an API which will enable document management capabilities to be integrated into a wide range of desktop applications. DMA is proposing a specification for broader interoperability and connectivity between heterogeneous document management services, repositories and applications. In 1996, ODMA formally accepted Documentum's query extension enabling desktop application users to simultaneously search document repositories from different vendors.

COMPETITION

  The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open, client/server software solutions, and the Company's competitors offer a variety of products and services to address this market. The Company currently encounters direct competition from a number of public and private companies such as OpenText, PC DOCS, FileNet and Novasoft. Several competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than the Company.

  In addition, other enterprise software vendors, such as Microsoft, Oracle or Lotus may compete with the Company in the future. Like the Company's current competitors, many of these companies have longer operating histories, significantly greater resources and name recognition and a larger installed base of customers than the Company. Microsoft, Oracle, Lotus and other potential competitors have well-established relationships with current and potential customers and strategic partners of the Company, have extensive knowledge of the enterprise software industry and have the resources to enable them to more easily offer a single vendor solution. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than can the Company.

  The Company also faces indirect competition from systems integrators. The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these service providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and maintain effective, long-term relationships with these third parties, the Company's competitive position would be materially adversely affected. Further, there can be no assurance that these third parties, many of which have significantly greater resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

  The Company also expects that competition will increase as a result of software industry consolidations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company's success is heavily dependent upon proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

  Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company is not aware that any of its products infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

  In addition, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurances that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would adversely affect the Company's business, financial condition and results of operations.

EMPLOYEES

  As of September 30, 1997, the Company employed 357 persons, including 152 in sales and marketing, 45 in its consulting and training services organization, 30 in customer support, 86 in research and development and 44 in finance and administration. Of these, 71 are located in Europe and the remainder are located in North America. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes its relationship with its employees is good. Competition for qualified personnel in the Company's industry is intense. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

FACILITIES

  The Company's principal administrative, engineering, manufacturing, marketing and sales facilities total approximately 91,000 square feet and are located in three buildings in Pleasanton, California. In addition, the Company leases offices for sales, marketing and customer service activities in or near Atlanta, Georgia; Burlington, Massachusetts; Southfield, Michigan; Saddlebrook, New Jersey; Chicago, Illinois; Willow Grove, Pennsylvania; Irvine, California; Denver, Colorado; Dallas, Texas; Houston, Texas; Bellevue, Washington; Hudson, Ohio; Minneapolis, Minnesota and outside of the United States in Stockley Park, England; Paris, France and Munich, Germany.

  The Company anticipates expanding existing facilities depending upon the availability of suitable additional space. Recently, commercial building vacancy rates have significantly dropped in many of the markets where the Company has significant operations. As a result, the Company could experience difficulty in obtaining additional space for expansion. Failure to obtain space or to obtain it on reasonably attractive commercial terms may inhibit the Company's ability to grow, or otherwise adversely effect the Company's operations and financial results.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of September 30, 1997 are as follows:

 NAME                          AGE POSITION
 ----                          --- --------
 Jeffrey A. Miller              46 President, Chief Executive Officer and
                                   Director
 Mark S. Garrett                39 Vice President, Chief Financial Officer and
                                   Secretary
 Paul J. Hoffman                47 Vice President, Worldwide Sales
 Robert K. Reid                 47 Vice President, Industry Solutions
 Howard I. Shao                 41 Vice President, Product Development
 Robert V. Adams (1)            65 Chairman of the Board
 Kathryn C. Gould (2)           47 Director
 Colin J. O'Brien               58 Director
 John L. Walecka (1)(2)         37 Director
 Edward J. Zander               50 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Jeffrey A. Miller has served as the Company's President, Chief Executive Officer and member of the Board of Directors since July 1993. From April 1991 to March 1993, Mr. Miller was a division president at Cadence Design Systems, Inc., a supplier of electronic design automation software ("Cadence"). From February 1983 to April 1991, Mr. Miller was Vice President and General Manager and Vice President of Marketing of Adaptec, Inc., a supplier of computer input/output controllers. From 1976 to 1983, Mr. Miller held various positions at Intel Corporation, a manufacturer of semiconductor components. Mr. Miller received his M.B.A. and B.S. in Electrical Engineering and Computer Science from the University of Santa Clara.

  Mark S. Garrett has served the Company's Vice President, Chief Financial Officer and Secretary since January 1997. From February 1995 through December 1996, Mr. Garrett was Vice President of Worldwide Corporate Financial Planning and Analysis at Cadence. From August 1994 to February 1995, Mr. Garrett served as Finance Group Director for the Spectrum Services division at Cadence. From January 1993 to July 1994, Mr. Garrett was Finance Group Director for Technology Development at Cadence. From June 1991 to December 1992, Mr. Garrett was Division Controller and Finance Director for the Systems and CAE Divisions of Cadence. From June 1979 to May 1991, Mr. Garrett held various financial positions at IBM Corporation. Mr. Garrett received his M.B.A. from Marist College and his B.S.B.A. from Boston University.

  Paul J. Hoffman has served as the Company's Vice President, Worldwide Sales since September 1996. From September 1994 to September 1996, Mr. Hoffman was Vice President, Worldwide Operations for Oracle, a relational database software company. From June 1992 until September 1994 he served as Vice President, Direct Marketing Division, USA for Oracle and from June 1990 until June 1992 he served as Area Vice President, West for Oracle. Mr. Hoffman received his B.S. in Finance from Fairfield University.

  Robert K. Reid has served the Company as Vice President, Industry Solutions since January 1997. Prior to that, Mr. Reid was the Company's Vice President of Marketing since August 1993. From 1988 to August 1993, Mr. Reid was Vice President of Marketing for Octel Communications Corp., a voicemail company. From 1983 to 1988, Mr. Reid was Vice President of Marketing for NBI, Inc., an office systems company. From 1980 to 1983, Mr. Reid was Vice President of Marketing for Zenith Data Systems Corp., a personal computer company. Mr. Reid received his B.S. in Communications from the University of Tennessee.

  Howard I. Shao, a founder of the Company, has served as Vice President, Product Development since January 1997. Prior to that, Mr. Shao was the Company's Vice President, Research and Development since June 1990. From 1984 to June 1990, Mr. Shao held a variety of management positions at Ingres Corporation, a relational database company, including Director Product Development. From 1981 to 1984, Mr. Shao was the Manager of Department Database Processor at TTI/Citicorp, a software division of Citicorp. Mr. Shao was a co-founder of Transtech International, a software company. Mr. Shao received his M.B.A. from Pepperdine University and a B.S. in Computer Science from the Massachusetts Institute of Technology.

  Robert V. Adams has served as Chairman of the Board of the Company since its inception in January 1990. Since February 1989, Mr. Adams has served as the President of Xerox Technology Ventures, a venture capital unit of Xerox Corporation. Mr. Adams is also a director of Tekelec, ENCAD, Inc. and Document Sciences Corporation. Mr. Adams received his M.B.A. from the University of Chicago and a B.S. in Mechanical Engineering from Purdue University.

  Kathryn C. Gould has served as a director of the Company since October 1993. Ms. Gould has been a Managing Director of Foundation Capital Management Co., L.L.C., the general partner of Foundation Capital, L.P., a venture capital partnership, since December 1995. Ms. Gould has been a partner of MPAE V Management Company, L.P., the general partner of Merrill, Pickard, Anderson & Eyre V, L.P., a venture capital partnership, since 1989. She is also a director of several privately held companies. Ms. Gould received her M.B.A. from the University of Chicago and her B.S. in Physics from the University of Toronto.

  Colin J. O'Brien has served as a director of the Company since December 1995. Since February 1992, Mr. O'Brien has been employed in various positions at Xerox Corporation and currently serves as a Vice President and the Chief Executive Officer of the New Enterprise Board within Xerox. Prior to February 1992, Mr. O'Brien was the founder and Chief Executive Officer of Triax Corporation, an investment company specializing in defense electronics companies. Prior to that, he was the Chief Executive Officer of Times Fiber Communications Inc., a manufacturer of fiber optic and coaxial telecommunications systems. Mr. O'Brien is currently a director of Document Sciences Corporation. Mr. O'Brien received his B.S. in Chemical Engineering from the University of New South Wales, Australia.

  John L. Walecka has served as a director of the Company since October 1993. He has been a general partner of certain venture capital funds associated with Brentwood Associates, a venture capital company, since January 1990. From May 1984 to January 1990, Mr. Walecka was an associate with Brentwood Associates. He is also a director of several privately held companies. Mr. Walecka received his M.B.A. and his M.S. in Engineering from Stanford University.

  Edward J. Zander has served as a director of the Company since July 1995. Mr. Zander has been President of Sun Microsystems Computer Company, a subsidiary of Sun Microsystems, Inc., a network computing systems company ("Sun"), since February 1995. From January 1991 to February 1995, Mr. Zander was President of SunSoft, Inc., the software subsidiary of Sun. From October 1987 to January 1991, Mr. Zander was Vice President of Marketing of Sun. Mr. Zander is currently a director of Xylan Corporation. Mr. Zander received his M.B.A. from Boston University and his B.S. in Electrical Engineering from the Rensselaer Polytechnic Institute.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's outstanding Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby by each of the Selling Stockholders and all executive officers and directors as a group.

                         SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                           OWNED PRIOR TO                            OWNED
                             OFFERING(1)          NUMBER OF    AFTER OFFERING(1)
                         ----------------------- SHARES BEING -----------------------
          NAME             NUMBER     PERCENT      OFFERED      NUMBER     PERCENT
          ----           ------------ ---------- ------------ ------------ ----------
SELLING STOCKHOLDERS
  Xerox Corporation(2)..    2,969,863     20.6%   1,200,000      1,769,863     11.6%
  Robert V. Adams(2)(3).    2,981,530     20.7    1,200,000      1,781,530     11.7
  Jeffrey A. Miller(4)..      689,034      4.8       50,000        639,034      4.2
  Howard I. Shao(5).....      314,997      2.2       20,000        294,997      1.9
  Robert K. Reid(6).....      141,771        *       10,000        131,771        *
  Kathryn C. Gould(7)...       57,176        *        4,300         52,876        *
  Paul J. Hoffman(8)....      151,354      1.0        1,000        150,354        *
  Dave Fullerton(9).....       48,333        *        2,000         46,333        *
  John Newton(10).......      153,332      1.1       12,000        141,332        *
ALL EXECUTIVE OFFICERS
 AND DIRECTORS AS A
 GROUP (10 PERSONS)(11).    4,514,297     30.3    1,285,300      3,228,997     20.5%

--------
  * Represents beneficial ownership of less than 1%.

 (1) Assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 14,405,865 shares of Common Stock outstanding as of September 30, 1997 and 15,206,565 shares of Common Stock outstanding after completion of this offering.

 (2) It is anticipated that prior to the completion of the offering, Xerox Corporation ("Xerox") will transfer an aggregate of 311,586 shares (the "Transfer") to the following individuals (the "Transferees"): 185,382 shares to Robert V. Adams, 53,634 shares to Robert Curtin, 42,068 shares to Jeffrey Tung and 30,502 shares to Natalie R. Curtin. Of the 1,200,000 shares shown as being offered by Xerox, an aggregate of 150,000 shares is expected to be offered by the Transferees as follows: 85,796 shares by Mr. Adams, 23,634 shares by Mr. Curtin, 10,068 shares by Mr. Tung and 30,502 shares by Ms. Curtin. Assuming the occurrence of the Transfer, upon completion of the offering, Xerox will beneficially own 1,608,277 shares (10.6% of the outstanding shares), Mr. Adams will beneficially own 1,719,944 shares (11.3% of the outstanding shares) and each of the other Transferees will own less than one percent of the outstanding shares.

 (3) Includes 2,969,863 shares held by Xerox and 11,667 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1997. Mr. Adams, a director of the Company, is a principal of XTV, a unit of Xerox. Mr. Adams disclaims beneficial ownership of such shares held by Xerox, except to the extent of his profit-sharing interest therein.

 (4) Includes 13,303 shares which are subject to a right of repurchase in favor of the Company which expires ratably through October 1997 and 79,167 shares which will vest ratably through June 1999. Also includes
     (i) 579,734 shares held by Jeffrey Miller and Karen Miller, as Co-trustees of the Miller Living Trust dated July 7, 1985 and (ii) 9,300 shares held by The Miller Children's Trust I. Mr. Miller disclaims beneficial ownership of the shares held by The Miller Children's Trust I.

 (5) Includes 105,400 shares issuable upon the exercise of options subject to vesting through June 1999. Also includes 10,600 shares held by Mr. Shao's minor children.

 (6) Includes 36,500 shares held by the Crystal Lane Limited Partnership ("Crystal Lane"). Mr. Reid is a limited partner of Crystal Lane. Mr. Reid disclaims beneficial ownership of the shares held by Crystal Lane, except to the extent of his ownership interest therein. Also includes 95,000 shares issuable upon the exercise of options subject to vesting through May 1999.

 (7) Includes 502 shares held by S. Merrill, T. Meyer & P. Jackson Trust NDA & Eyre Money Purchase Pension Plan Trust UA 11/10/91 FBO KATHRYN GOULD. Also includes 11,667 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1997.

 (8) Includes 150,000 shares issuable upon the exercise of options subject to vesting through September 2001.

 (9) Includes 17,700 shares which are subject to a right of repurchase in favor of the Company which expires ratably through October 1997 and 10,000 shares which will vest ratably through June 1999.

(10) Includes 21,309 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1997.

(11) Includes 508,735 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1997.

CERTAIN TRANSACTIONS WITH SELLING STOCKHOLDERS

  On April 1, 1996, the Company entered into a Services Partner Agreement with Xerox (the "Services Partner Agreement") under which the Company granted Xerox a worldwide, non-exclusive license to market, promote and sublicense the Licensed Software, as that term is defined in the Services Partner Agreement, but only in conjunction with providing value-added services. The initial term expired on April 1, 1997 but automatically renewed for successive one year periods unless either party notifies the other in writing at least 60 days prior to the expiration of the then current term of its intent not to extend the Services Partner Agreement.

  In July 1995, the Company entered into an International Distributor Agreement with Rank Xerox AB under which the Company granted Rank Xerox AB the non-exclusive right to purchase the Company's software products at specified discounts and distribute those products to both resellers and end users in a specified territory, provided that Rank Xerox AB meet certain minimum sales levels of the Company's products. The agreement was superseded by the Services Partner Agreement.

  In April 1995, the Company entered into an Agreement for the Supply of Services with Rank Xerox Limited under which Rank Xerox Limited agreed to provide certain services to specified customers of the Company in exchange for a specified percentage of the maintenance fees payable to the Company by those customers. The agreement expired October 5, 1996.

  In July 1994, the Company entered into an International Distributor Agreement with Rank Xerox AG under which the Company granted Rank Xerox AG the non-exclusive right to purchase the Company's software products at specified discounts and distribute those products to both resellers and end users in a specified territory, provided that Rank Xerox AG meet certain minimum sales levels of the Company's products. The agreement was superseded by the Services Partner Agreement.

  In December 1993, the Company entered into an International Distributor Agreement with Xerox Canada Ltd. under which the Company granted Xerox Canada Ltd. the non-exclusive right to purchase the Company's software products at specified discounts and distribute those products to both resellers and end users in a specified territory, provided that Xerox Canada Ltd. meet certain minimum sales levels of the Company's products. The initial term of the agreement expired on December 8, 1995. The term is automatically extended for successive one year terms unless either party notifies the other in writing more than 90 days prior to the end of the then current term of its intention not to extend the agreement. The Company has notified Xerox Canada Ltd. of its intent to terminate this agreement effective December 9, 1997.

  In July 1993, the Company entered into a Value Added Reseller Agreement with Xerox Corporation under which the Company granted Xerox a non-exclusive license to reproduce the Licensed Software, as that term is defined in the agreement, for the sole purpose of producing and distributing a value added product in the limited territory set forth in the agreement. The agreement required Xerox to pay both license fees and maintenance fees to the Company. The agreement was superseded by the Services Partner Agreement.

  Pursuant to the terms of the Company's 1993 Equity Incentive Plan (the "1993 Plan"), from September 1994 to July 1995, certain officers of the Company exercised options under the 1993 Plan and paid the exercise price, either in whole or in part, by issuing promissory notes to the Company. Mr. Miller issued a promissory note in the amount of $99,463, and seven other officers issued promissory notes in the aggregate amount of $139,478. All promissory notes are secured by the shares of Common Stock issued upon exercise. The promissory notes accrue interest at rates ranging from 6.76% to 7.92% per annum and are due five years from the date of issuance. As of September 30, 1997, only three officers, including Mr. Fullerton and Mr. Newton had outstanding balances on their notes.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated and Deutsche Morgan Grenfell Inc. are acting as Representatives (the "Representatives"), have severally agreed to purchase, and the Company and Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                       NUMBER OF
NAME                                                                    SHARES
----                                                                   ---------
Morgan Stanley & Co. Incorporated.....................................   566,668
BT Alex. Brown Incorporated...........................................   566,666
Deutsche Morgan Grenfell Inc..........................................   566,666
Brean Murray, Foster Securities Inc. .................................    40,000
Cowen & Company.......................................................    40,000
First Albany Corporation..............................................    40,000
Goldman, Sachs & Co. .................................................    60,000
Lehman Brothers Inc. .................................................    60,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated....................    60,000
Smith Barney Inc. ....................................................    60,000
Soundview Financial Group, Inc. ......................................    40,000
                                                                       ---------
  Total............................................................... 2,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take any pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.95 a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 315,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market and may end passive market making activities at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Cooley Godward LLP, Menlo Park, California. One partner of Cooley Godward LLP owns 1,900 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company is also subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of the Registration Statement and the exhibits and schedules thereto, reports, proxy statements and other information filed by the Company may be inspected or copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of the Registration Statement may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. In addition, the Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. 1735 K Street, Washington, D.C.

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